BRF S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MINUTES OF THE 105th EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: October 9, 2014 at 6:00 p.m. at Rua Hungria, 1400 – 5th floor in the city and state of São Paulo via conference call. CHAIR: Abilio Diniz, Chairman, Edina Biava, Secretary. ATTENDANCE: the full complement of the sitting members. DECISIONS ADOPTED: Bond issue in the Argentine market in pesos: The issue was approved as follows: (i) operation conducted via the Quickfood S.A. subsidiary in the Argentine debt capital markets in pesos in the amount equivalent to: Class V – 30 million pesos – Badlar rate + 2.24% p.a. – 18 months and Class VI 170 million pesos – Badlar rate+ 3.99% p.a. for 48 months (average term of 42 months); (ii) Concession of an aval from the holding company, BRF S.A. for Quickfood’s bond issue; (iii) authorization to the officers of BRF and Quickfood, as applicable, to take all measures and practice all necessary acts with respect to the Offering of the Issue in Pesos, including the signing of the documents, agreements and certificates necessary for its formalization such as, among others: (i) the Bond Issue Offering indenture, (ii) the Bond Issue placement agreement (Purchase Agreement), (iii) the Bond distribution agreement. São Paulo-SP, October 9, 2014. The foregoing was approved by all the Directors. Abilio Diniz, Chairman; Sergio Ricardo Silva Rosa, Vice Chairman; Carlos Fernando Costa; Eduardo Silveira Mufarej; José Carlos Reis Magalhães Neto; Luis Carlos Fernandes Afonso; Luiz Fernando Furlan; Manoel Cordeiro Silva Filho; Paulo Assunção de Sousa; Vicente Falconi Campos; Walter Fontana Filho. Edina Biava, Secretary.